TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

September 7, 2005

TSX Venture Trading Symbol:  TTA

NASD OTCBB Trading Symbol:  TITAF

TITAN TRADING ANALYTICS INC.

ANNOUNCES THE FORMATION OF TITAN TRADING USA, LLC

Titan Trading Analytics Inc. (“TTA”) is pleased to announce the formation of a wholly owned subsidiary, Titan Trading USA, LLC. Titan Trading USA is a Delaware LLC licensed to do business in New York and Florida. The formation of Titan Trading USA is a major step forward for the parent company, representing its first corporate venture into the United States and foreign countries.

One of the goals of Titan Trading USA is to market and distribute TTA’s order processing system, TOPS. TOPS is an automated trading system developed over the past two and a half years by TTA and Cignal Technologies of Rhode Island.

With the formation of Titan Trading USA, the company will have strategic alignment with seasoned advisors and brokerage firms. TTA is also in the final stages of registering Titan Trading USA, LLC with the Securities and Exchange Commission as a Registered Investment Advisor. Upon registration, Titan Trading USA will be entitled to trade client accounts and earn a percentage of proceeds.

The home office for Titan Trading USA is located on 3rd Avenue in Midtown Manhattan.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.